COMMENTS RECEIVED ON MAY 2, 2005

FROM CHRISTIAN SANDOE

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Magellan Fund

POST-EFFECTIVE AMENDMENT NO. 53

COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)

Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio, and Tax-Exempt Portfolio

POST-EFFECTIVE AMENDMENT NO. 48

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, and Fidelity Advisor Freedom 2040 Fund

POST-EFFECTIVE AMENDMENT NO. 36

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity Magellan Fund, Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio, and Tax-Exempt Portfolio)

"Fidelity Management & Research Company (FMR)'s principal investment strategies include:"

(Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund)

"Strategic Advisers, Inc. (Strategic Advisers)'s principal investment strategies include:"

C: The Staff indicated that all investment strategies of the fund should be addressed, therefore the use of the word "include" may suggest that the fund has other principal investment strategies which are not described. As such, the Staff suggests changing the word "include" to the word "are."

R: The introductory clause will be removed in the funds' next filing.

3. Fidelity Magellan Fund

"Investment Summary" (prospectus)

"Principal Investment Strategy"

C: What is the fund's market capitalization strategy?

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

4. All funds (except Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom 2040 Fund )

"Fee Table (prospectuses)"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R. As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

5. Fidelity Magellan Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.

FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff suggests that these are not principal strategies and they should be deleted from this section and possibly moved into a newly created section.

R: We believe that the phrase "In addition to the principal investment strategies discussed above," added to disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus (except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the funds' strategies and propose to retain it in this section.

6. All funds

"Board Approval of the Existing Investment Advisory Contracts" (SAIs)

C: The Staff believes that consistent with the second sentence of the Instruction to Item 12(b)(10) of Form N-1A, additional disclosure is needed in this section to relate the factors to the specific circumstances of a fund and the investment advisory contract. Specifically, in the discussion of a fund's performance and expenses, the Staff suggests that we consider adding numerical comparisons of a fund's performance and expenses to an applicable peer group of similar funds.

R: We have submitted to the Staff a proposal that addresses the Staff's request to add fund-specific numerical performance and expense data to the disclosure. In light of the SEC's adoption in June 2004 of the final rule concerning the approval of investment advisory contracts, we are working on revised disclosure to comply with the rule.

7. All funds

Tandy (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.